UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

NatureWell, Incorporated (Name of Issuer)
Common Stock (Title of Class of Securities)
63902Q 10 9 (CUSIP Number)
James R. Arabia, General Partner
Financial Acquisition Partners, LP
4019 Goldfinch St. #417
San Diego, CA 92103
619-234-0222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 21, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 63902Q 10 9

1.	Names of Reporting Persons. Finacial Acquisition Partners, LP I.R.S. Identification No. 04-3554946

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,750,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,750,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.02%

14.	Type of Reporting Person PN

(1) 5,750,000 shares does not include a $100,000 convertible note (the "Note") owned by the Partnership, which is convertible into 10,000,000 shares of common stock because such note, pursuant to an agreement between the Partnership and the Issuer dated 2/20/05, may not be converted by the Partnership unless and until for sixty (60) days prior to such conversion (the “Sixty Day Testing Period”) the Issuer had authorized common stock in an amount great enough to meet the aggregate conversion rights of all of its convertible securities outstanding on each day of the Sixty Day Testing Period, including all convertible securities beneficially owned by the Partnership (when calculating aggregate conversion rights it shall be assumed that all convertible securities outstanding at the time the calculation is made have the the right to immediately convert into common stock at the lowest possible conversion price that each such security may achieve at any time up to its maturity, even if they do not have such rights at the time of the calculation), provided however, the Issuer may force the conversion of the Note at any time after such an increase of authorized shares has been achieved (at this date the Issuer does not have authorized common stock in an amount necessary to meet its conversion obligations).

(2) The General Partner, James R. Arabia, is the Chief Executive Officer of the Issuer.
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Item 1. Security and Issuer Common Stock NatureWell, Incorporated 110 West C Street, Suite 1300 San Diego, CA 92101

Item 2. Identity and Background.

(a)	Name: Financial Acquisition Partners, LP organized in Delaware

(b)	Residence or business address: 4019 Golfinch St #474 San Diego, CA 92101

(c)	Present Principal Occupation or Employment: Investments

(d)	Criminal Conviction: No.

(e)	Court or Administrative Proceedings: No.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration: Shares received from GP as payment of $426,250 towards amounts owed pursuant to settlement agreements between the GP, Partnership and LP.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Investment.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
See footnote (1) to number 14 of Schedule 13d.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
No.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
No.
(e) Any material change in the present capitalization or dividend policy of the issuer;
No.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Reporting Person will seek (and/or support or cooperate to achieve) the amendment of Issuer's charter and/or bylaws (or support, request and/or cooperate with any other reasonable action to achieve an increase in authorized common stock), in order to achieve an increase in the Issuer's authorized common stock.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No.
(j) Any action similar to any of those enumerated above.
No.

Item 5. Interest in Securities of the Issuer.

(a)	5,750,00 or 5% of Common Stock

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 03, 2005
Financial Acquisition Partners
By:	/s/ James R. Arabia James R. Arabia
Title:	General Partner

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